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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CORPORACION DURANGO, S.A. de C.V.

(Name of Issuer)

Series A Common Stock, without par value

(Title of Class of Securities)

21986M105

(CUSIP Number)

Lic. Gabriel Villegas Salazar
Potasio No. 150
Ciudad Industrial, Durango
C.P. 34208, Durango, Mexico
011 (525) 729-7082

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 21986M105			Page 2 of 27

1.	Name of Reporting Person: Trust No. 458 (the “Rincón Family Trust”)		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 56,350,367*

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 56,350,367

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,350,367

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 61.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21986M105			Page 3 of 27

1.	Name of Reporting Person: Trust No. 456 (the “Banamex Trust”)		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,911,511

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,911,511

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,911,511

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 21986M105			Page 4 of 27

1.	Name of Reporting Person: Administradora Corporativa y Mercantil S.A. de C.V. (“ACM”)		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,068,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 15,068,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,068,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 21986M105			Page 5 of 27

1.	Name of Reporting Person: Miguel Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,569,013

		8.	Shared Voting Power: 71,418,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 76,987,380

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,987,380†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 83.8%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock (as defined in Item 1) held in the CPO Trust (as defined in Item 6), pursuant to which the CPO Trustee (as defined in Item 6) must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 6 of 27

1.	Name of Reporting Person: José A. Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,182,492

		8.	Shared Voting Power: 71,418,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 73,600,859

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,600,859†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 80.1%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 7 of 27

1.	Name of Reporting Person: Jesús Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,182,081

		8.	Shared Voting Power: 71,418,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 74,600,448

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,600,448†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 81.2%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 8 of 27

1.	Name of Reporting Person: Wilfrido Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,432,036

		8.	Shared Voting Power: 71,418,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 72,850,403

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,850,403†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 79.3%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 9 of 27

1.	Name of Reporting Person: Ignacio Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,432,036

		8.	Shared Voting Power: 71,418,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 72,850,403

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,850,403†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 79.3%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 10 of 27

1.	Name of Reporting Person: Martín Rincón Arredondo		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,113,853

		8.	Shared Voting Power: 56,350,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 57,464,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,464,220†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 62.6%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, (2) the shares of Series A Common Stock held by ACM, and (3) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, (2) the shares of Series A Common Stock held by ACM, and (3) the shares of Series A Common Stock held by the Banamex Trust, other than to the extent of his beneficial ownership of the Banamex Trust.

CUSIP No. 21986M105			Page 11 of 27

1.	Name of Reporting Person: Mayela Rincón Arredondo de Velasco		I.R.S. Identification Nos. of above persons (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MEXICO

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 72,030,367*

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 72,030,367

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72,030,367†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 78.4%‡

14.	Type of Reporting Person (See Instructions): IN

* Excludes 3,930,078 shares of Series A Common Stock held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the majority of shares of the Series A Common Stock that are not held in the CPO Trust.
† This number excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust.
‡ This percentage excludes (1) the shares of Series A Common Stock held in the CPO Trust, and (2) the shares of Series A Common Stock held by the Banamex Trust.

CUSIP No. 21986M105	Page 12 of 27 Pages

1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D (this “Statement”) relates to the Series A Common Stock, without par value (the “Series A Common Stock”), of Corporación Durango, S.A. de C.V., a corporation formed and organized under the laws of the United Mexican States, (formerly known as Grupo Industrial Durango, S.A. de C.V.), which has its principal executive offices located at Potasio 150, Ciudad Industrial, Durango, C.P. 34208, Durango, Mexico (“Durango”). This Statement amends and restates the Schedule 13D previously filed by Corporación Durango, S.A. de C.V. (“Codusa”) and Administradora Corporativa y Mercantil S.A. de C.V. (“ACM”) on April 7, 2000, as amended by Amendment No. 1 to Schedule 13D filed by Miguel Rincón Arredondo, Dr. José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo, Mayela Rincón Arredondo de Velasco, and ACM on March 26, 2002 and Amendment No. 2 to Schedule 13D filed by Miguel Rincón Arredondo, Dr. José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo, Mayela Rincón Arredondo de Velasco, ACM and the Banamex Trust on April 27, 2005 (the “Schedule 13D”).

2.	IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is filed jointly by (i) Miguel Rincón Arredondo, (ii) Dr. José A. Rincón Arredondo, (iii) Jesús Rincón Arredondo, (iv) Wilfrido Rincón Arredondo, (v) Ignacio Rincón Arredondo, (vi) Martín Rincón Arredondo and (vii) Mayela Rincón Arredondo de Velasco (collectively, the “Rincón Family”), and (I) the Rincón Family Trust, (II) the Banamex Trust, and (III) ACM (collectively, the “Reporting Persons”).

Miguel Rincón Arredondo, Dr. José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo and Mayela Rincón Arredondo de Velasco (collectively, the “Family Trust Settlors”) are the settlors of the Rincón Family Trust. Miguel Rincón Arredondo, Dr. José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo and Martín Rincón Arredondo (collectively, the “Banamex Trust Settlors”) are the settlors of the Banamex Trust. Miguel Rincón Arredondo, Dr. José A. Rincón Arredondo and Mayela Rincón Arredondo de Velasco serve on the board of directors of ACM, and Jesús Rincón Arredondo, Wilfrido Rincón Arredondo and Ignacio Rincón Arredondo serve as alternates on the board of directors of ACM.

The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

(b) & (c)	The Rincón Family Trust:

The Rincón Family Trust is a trust formed and organized under the laws of the United Mexican States. The principal business purpose of the Rincón Family Trust is to hold, at least, 50.9% of the outstanding capital stock of Durango throughout the term of the Rincón Family Trust. The principal business address of Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, the trustee of the Rincón Family Trust (the “Family Trustee”), is Edificio Torre Esmeralda I, Blvd. Manuel Avila Camacho No. 40, Piso 7, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, D.F., México. The business and affairs of the Rincón Family Trust are managed and administered by the Family Trustee. The Irrevocable Trust Administration Agreement establishing and governing the Rincón Family Trust is attached as Exhibit 99.5 hereto.

The Banamex Trust:

CUSIP No. 21986M105	Page 13 of 27 Pages

The Banamex Trust is a trust formed and organized under the laws of the United Mexican States. The principal business of the Banamex Trust is holding the securities of Durango described herein. The principal business address of Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, the trustee of the Banamex Trust (the “Banamex Trustee”), is Edificio Torre Esmeralda I, Blvd. Manuel Avila Camacho No. 40, Piso 7, Col. Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000 México, D.F., México. The business and affairs of the Banamex Trust are managed and administered by the Banamex Trustee. The Irrevocable Trust Administration and Custody Agreement establishing and governing the Banamex Trust is attached as an exhibit hereto.

ACM:

ACM is a corporation formed and organized under the laws of the United Mexican States. The principal business of ACM is holding the securities of Durango described herein. The principal business address of ACM, which also serves as its principal office, is Potasio 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico. The business and affairs of ACM are managed and administrated by its board of directors and ACM has no executive officers. Each of the members of the board of directors is a Reporting Person.

Miguel Rincón Arredondo:

The present principal occupation or employment of Miguel Rincón Arredondo is serving as the Chairman of the Board of Directors and Chief Executive Officer of Durango and its operating subsidiaries. Miguel Rincón Arredondo is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Durango located at Potasio 150, Ciudad Industrial Durango, C.P. 34208, Durango, Mexico, which is his business address.

Dr. José A. Rincón Arredondo:

The present principal occupation or employment of José A. Rincón Arredondo is serving as the Vice Chairman of the Board of Directors and Chief Operating Officer of Durango and its operating subsidiaries. José A. Rincón Arredondo is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Durango located at Potasio 150, Ciudad Industrial Durango, C.P. 34208, Durango, Mexico, which is his business address.

Jesús Rincón Arredondo:

The present principal occupation or employment of Jesús Rincón Arredondo is serving as General Manager of Ponderosa Industrial de Mexico, S.A. de C.V., a subsidiary of Durango located at Aluminio y Selenio, s/n Ciudad Industrial Durango, C.P. 34208, Durango, Mexico, which is his business address.

Wilfrido Rincón Arredondo:

The present principal occupation or employment of Wilfrido Rincón Arredondo is serving as General Manager of Planning and Development of Durango. Wilfrido Rincón Arredondo is employed through Administración Corporativa de Durango, S.A. de C.V., a subsidiary of Durango located at Potasio 150, Ciudad Industrial Durango, C.P. 34208, Durango, Mexico, which is his business address.

CUSIP No. 21986M105	Page 14 of 27 Pages

Ignacio Rincón Arredondo:

The present principal occupation or employment of Ignacio Rincón Arredondo is serving as General Manager of Empaques de Carton Titán, S.A. de C.V., a subsidiary of Durango located at Edificio Diamante, 3er Piso, Avenida Lázaro Cárdenas #1007, Pte. Res. Santa Bárbara, San Pedro, Garza García, C.P. 66266, N.L., Mexico, which is his business address.

Martín Rincón Arredondo:

The present principal occupation or employment of Martín Rincón Arredondo is serving as General Manager of Grupo Pipsamex, S.A. de C.V., a subsidiary of Durango located at Poniente 140 No. 840, C.P. 02300, Mexico, D.F., Mexico, which is his business address.

Mayela Rincón Arredondo de Velasco:

The present principal occupation or employment of Mayela Rincón Arredondo de Velasco is serving as the Chief Financial Officer of Durango and its operating subsidiaries. Mayela Rincón Arredondo de Velasco is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Durango located at Potasio, 150, Ciudad Industrial Durango, C.P. 34208, Durango, Mexico, which is her business address.

(d) & (e)	During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each member of the Rincón Family is a citizen of the United Mexican States. The Rincón Family Trust is a trust formed and organized under the laws of the United Mexican States. The Banamex Trust is a trust formed and organized under the laws of the United Mexican States. ACM is a corporation formed and organized under the laws of the United Mexican States.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 28, 2000, Codusa acquired 31,824,700 shares of Series A Common Stock, representing 58.9% of the then-issued and outstanding shares of Series A Common Stock, from the beneficiaries of the Irrevocable Trust Agreement, dated July 19, 1994, among Banco Nacional de Mexico, S.A., as trustee, and the members of the Rincón Family, as amended, a trust whose principal beneficiaries were the members of the Rincón Family, in a transaction effectuated electronically through the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) for an aggregate purchase price of 1,844,846,600 Mexican pesos. Each such share of Series A Common Stock was purchased at a price of 58.00 Mexican pesos per share.

The funds used by Codusa to acquire the shares of Series A Common Stock were advanced to Codusa by a broker-dealer, which advance was immediately repaid by Codusa. Each of the members of the Rincon Family, other than Mayela Rincon Arredondo de Velasco, owned shares of capital stock of Codusa and the members of the Rincon Family owned 100% of the outstanding capital stock of Codusa.

On March 30, 2000, ACM acquired 15,068,000 shares of Series A Common Stock (the “ACM Shares”) in various transactions effectuated electronically through the Mexican Stock Exchange for an aggregate purchase price of 904,080,000 Mexican pesos. Each of the ACM Shares was purchased at a price of 60.00 Mexican pesos per share. Each of the members of the Rincon Family, other than Mayela Rincon

CUSIP No. 21986M105	Page 15 of 27 Pages

Arredondo de Velasco, owns shares of capital stock of ACM and, prior to the creation of the ACM Trust described below, the members of the Rincon Family owned 100% of the outstanding capital stock of ACM.

The funds used by ACM to acquire the ACM Shares were borrowed pursuant to a Credit Agreement, dated March 30, 2000, between ACM and Banco Nacional de Mexico, S.A. (“Banamex”) (the “ACM Credit Agreement”). Under the ACM Credit Agreement, ACM borrowed an aggregate principal amount of US$108,669,863 to settle the acquisition of the ACM Shares and to pay the interest due for the first twelve months under the ACM Credit Agreement. The loans under the ACM Credit Agreement bore interest at the rate of LIBOR plus 4.5% per annum. Interest payments were due quarterly, and the total outstanding principal was due and payable on April 3, 2005. The ACM Credit Agreement was restructured on March 23, 2005 as described below.

As a condition to the disbursement of funds under the ACM Credit Agreement, ACM entered into a pledge agreement (the “ACM Pledge Agreement”) with Banamex, Codusa, and Acciones y Valores de Mexico, S.A., Casa de Bolsa (“Accival”) pursuant to which (i) the ACM Shares were pledged by ACM to Banamex, and (ii) 4,257,435 shares of Series A Common Stock held by Codusa were pledged to Banamex, in each case, in order to secure all of ACM’s obligations under the ACM Credit Agreement.

Additionally, pursuant to the ACM Credit Agreement, the members of the Rincón Family were required to deposit 1% of the outstanding capital stock of ACM into a trust (the “ACM Trust”). Although the beneficiaries of the ACM Trust were the members of the Rincón Family (in proportion to the number of shares of ACM capital stock contributed by each such member), Banamex had the power to vote the shares of ACM capital stock held by the ACM Trust in certain special situations enumerated in the trust agreement. Such special situations included, but were not limited to, any vote in relation to a change in the bylaws of ACM, a merger or break-up involving ACM, a reduction of the capital stock of ACM, any related party transactions not in the ordinary course of the ACM’s business, or a joint venture or strategic alliance with a third party that would result in the loss of decision-making control by the shareholders of ACM.

Effective February 8, 2002, Codusa merged with and into Durango (the “Merger”). In connection with the Merger, each of the outstanding shares of Series A Common Stock owned by Codusa were cancelled and Durango issued an aggregate of 72,257,202 shares of Series A Common Stock to the members of the Rincón Family as consideration for their equity interests in Codusa. On February 12, 2002, the estatutos (by-laws) of Durango were amended to change its name from Grupo Industrial Durango, S.A. de C.V. to Corporación Durango, S.A. de C.V.

ACM and Banamex agreed to restructure ACM’s debt to Banamex under the ACM Credit Agreement pursuant to a Restructuring Agreement, dated February 23, 2005 (the “Restructuring Agreement”). A copy of the Restructuring Agreement is attached as hereto as Exhibit 99.2. Under the Restructuring Agreement, the accrued and unpaid interest under the ACM Credit Agreement was capitalized and US$19,879,777 of accrued and unpaid interest was forgiven. The aggregate outstanding principal amount under the Restructuring Agreement is US$124,568,024. The loan evidenced by the Restructuring Agreement does not accrue interest and matures on December 31, 2010. Upon payment in full of the principal amount of this loan, ACM is required to pay a restructuring fee of US$12,456,802. Principal on this loan is subject to mandatory prepayment to the extent of the proceeds of any sale of shares under the Pledge Agreement (as defined below), other than as a result of the enforcement of the pledge, and will be reduced by the amount by which the proceeds of any such sale of shares is less than the Mexican peso equivalent of US$4.02 per share. In connection with the restructuring of the ACM Credit Agreement, (1) the pledge of the ACM Shares under the ACM Pledge Agreement was released, and (2) the ACM Trust was dissolved and the shares of ACM capital stock held by the ACM Trust were returned to the members of the Rincón Family that contributed such shares to the ACM Trust.

On February 24, 2005, the Banamex Trust was established under the Irrevocable Trust Administration and Custody Agreement (the “Banamex Trust Agreement”) among the Banamex Trust Settlors, as settlors and beneficiaries, and the Banamex Trustee, and the Banamex Trust Settlors contributed 15,911,511 shares of

CUSIP No. 21986M105	Page 16 of 27 Pages

Series A Common Stock to the Banamex Trust (the “Banamex Trust Shares”). A copy of the Banamex Trust Agreement is attached as hereto as Exhibit 99.3. Under the Banamex Trust Agreement, each Banamex Trust Settlor is entitled to instruct the Banamex Trustee with respect to the voting of the Banamex Trust Shares contributed to the Banamex Trust by such Banamex Trust Settlor. However, the Pledge Agreement provides that if an event of default under the Pledge Agreement (an “Event of Default”) has occurred and is continuing, Banamex shall instruct the Banamex Trustee with respect to the voting of the Banamex Trust Shares. Upon the termination of the Pledge Agreement, the Trust will terminate and the Banamex Trust Shares remaining in the Banamex Trust will be transferred to the Banamex Trust Settlors pro rata according to the number of Banamex Trust Shares originally contributed to the Banamex Trust by each Banamex Trust Settlor.

As a condition to the effectiveness of the Restructuring Agreement, ACM and the Banamex Trustee entered into a pledge agreement with Banamex, Acciones y Valores Banamex, S.A. de C.V., as Administrator (the “Administrator”), and Interacciones Casa de Bolsa, S.A. de C.V. (the “Pledge Agreement”). A copy of the Pledge Agreement is attached as hereto as Exhibit 99.4. Under the Pledge Agreement, ACM and the Banamex Trustee granted a pledge in favor of Banamex over the ACM Shares and the Banamex Trust Shares to secure ACM’s obligations under the Restructuring Agreement. The Pledge Agreement provides that upon the occurrence of an Event of Default, which includes the occurrence and continuance of any event of acceleration under the Restructuring Agreement, the Administrator may take steps to effect the extrajudicial sale of the Banamex Trust Shares in satisfaction of the obligations of ACM under the Restructuring Agreement.

The Pledge Agreement permits Banamex, ACM or the Banamex Trustee to instruct the Administrator to sell all or part of the ACM Shares and the Banamex Trust Shares if the price of the Banamex Trust Shares on the Mexican Stock Exchange meets or exceeds the peso equivalent of US$1.50. Banamex may exercise this right at any time whether or not an Event of Default has occurred. ACM and the Banamex Trustee may only exercise this right if the total proceeds from any such sale total at least US$5,000,000. All proceeds from any such sale are to be paid to Banamex and applied against ACM’s obligations under the Restructuring Agreement to the extent thereof. On July 12, 2005, the price of the Banamex Trust Shares on the Mexican Stock Exchange was the equivalent of US$0.75 per share, based on the closing price on the Mexican Stock Exchange of 10.69 Mexican pesos per share converted to U.S. dollars at the noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York (the “noon buying rate”) on that date.

On February 4, 2005, Mayela Rincón Arredondo de Velasco purchased an aggregate of 1,106,411 shares of Series A Common Stock from the other Reporting Persons for an aggregate amount of 3,000,000 Mexican pesos (approximately US$269,421 based on the noon buying rate of 11.135 Mexican pesos per U.S. dollar on February 4, 2005. The funds used to purchase these shares were personal funds of Mayela Rincón Arredondo de Velasco.

On June 22, 2005, the Rincón Family Trust was established under the Irrevocable Trust Administration Agreement (the “Family Trust Agreement”) among the Family Trust Settlors, as settlors and beneficiaries, and the Family Trustee, and the Family Trust Settlors contributed 56,350,367 shares of Series A Common Stock to the Rincón Family Trust (the “Family Trust Shares”), representing 50.9% of the aggregate outstanding capital stock of Corporación Durango.

Under the agreement governing the Rincón Family Trust, resolutions of the technical committee must be adopted by the vote of at least 60% of the beneficial interests in the Rincón Family Trust. The technical committee of the Rincón Family Trust has the power to instruct the trustee with respect to the voting and disposition of the Family Trust Shares, in the understanding that the main purpose of the Rincón Family Trust is to hold, at least, 50.9% of the outstanding capital stock of Durango throughout the term of the Rincón Family Trust. In addition, the Family Trust Agreement prohibits the members of the Rincón Family from transferring any interest in the Rincón Family Trust to any person other than another member of the Rincón Family or a direct descendant thereof. The Rincón Family Trust has a term of nine years. The Family Trust Agreement may be amended through resolutions of the technical committee adopted by the vote of at least 75% of the beneficial interests in the Rincón Family Trust, and approved in writing by the Family Trustee. Upon the termination of the Rincón Family Trust, the Family Trust Shares will be transferred to the Family Trust Settlors according to the number of Family Trust Shares originally contributed to the Rincón Family Trust by each Family Trust Settlor.

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4.	PURPOSE OF TRANSACTION.

Although the Reporting Persons, together or individually, have no immediate intention to effect any additional transactions in the shares of Series A Common Stock, they may acquire additional shares of Series A Common Stock or dispose of some or all of the shares of Series A Common Stock based upon a number of factors, including the Reporting Persons’ evaluation of Durango’s business prospects and financial condition, the market for Durango’s shares, general economic and stock market conditions and other investment opportunities.

In addition, as noted above, Banamex may require the Trustee to dispose of some or all of the Banamex Trust Shares and may require ACM to dispose of some or all of the shares of Class A Common Stock owned by ACM without the consent of the remaining reporting persons.

5.	INTEREST IN SECURITIES OF THE ISSUER.

As of July 12, 2005, the total amount of issued and outstanding shares of Series A Common Stock was 91,835,193.

(a) & (b)	The Rincón Family Trust:

The Rincón Family Trust, owns and has the sole power to vote (at the direction of its technical committee as described in Item 3), 56,350,367 shares of Series A Common Stock, representing 61.4% of the issued and outstanding Series A Common Stock.

The Family Trustee has the sole power to direct the disposition of the Family Trust Shares (at the direction of its technical committee as described in Item 3). Upon termination of the Rincón Family Trust, each of the Family Trust Settlors will become the sole beneficial owner of the Family Trust Shares he or she contributed to the Rincón Family Trust, with sole power to vote and dispose of such Family Trust Shares.

The Banamex Trust:

The Banamex Trust holds 15,911,511 shares of Series A Common Stock, representing 17.3% of the issued and outstanding Series A Common Stock.

The Banamex Trust has no voting power over the Banamex Trust Shares. Each of the Banamex Trust Settlors has the sole power to vote the Banamex Trust Shares he contributed to the Banamex Trust, unless an Event of Default has occurred and is continuing. If an Event of Default has occurred and is continuing, Banamex will have the sole power to vote the Banamex Trust Shares.

The Banamex Trustee and Banamex share the power to direct the disposition of the Banamex Trust Shares, as described in Item 3. Upon termination of the Banamex Trust, each of the Banamex Trust Settlors will become the sole beneficial owner of the Banamex Trust Shares he contributed to the Banamex Trust, other than Banamex Trust Shares disposed of by the Banamex Trust, with sole power to vote and dispose of such Banamex Trust Shares.

ACM:

ACM owns, and has the sole power to vote, 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock. ACM

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shares the power to dispose of the shares of Series A Common Stock owned by it with Banamex pursuant to the terms of the Pledge Agreement. See Item 3.

Miguel Rincón Arredondo:

Miguel Rincón Arredondo contributed 19,335,385 shares of Series A Common Stock, representing 21.1% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “MRA Family Trust Shares”). Miguel Rincón Arredondo shares the power to direct the vote of the MRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Miguel Rincón Arredondo shares the power to direct the disposition of the MRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Miguel Rincón Arredondo will become the sole beneficial owner of the MRA Family Trust Shares upon termination of the Rincón Family Trust.

Miguel Rincón Arredondo contributed 5,569,013 shares of Series A Common Stock, representing 6.1% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “MRA Banamex Trust Shares”). Miguel Rincón Arredondo has the sole power to direct the vote of the MRA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. Miguel Rincón Arredondo will not have the power to dispose of the MRA Banamex Trust Shares until such time as the Banamex Trust is terminated. Miguel Rincón Arredondo will become the sole beneficial owner of the MRA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

Miguel Rincón Arredondo owns 35.0% of the equity interests of ACM. Although no individual member of the Rincón Family has the power to vote the shares of Series A Common Stock owned by ACM, Miguel Rincón Arredondo, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), Miguel Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Miguel Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Miguel Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the MRA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the MRA Banamex Trust Shares, and (iii) the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Dr. José A. Rincón Arredondo:

José A. Rincón Arredondo contributed 11,048,791 shares of Series A Common Stock, representing 12.0% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “JARA Family Trust Shares”). José A. Rincón Arredondo shares the power to direct the vote of the JARA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. José A. Rincón Arredondo shares the power to direct the disposition of the JARA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. José A. Rincón Arredondo will become the sole beneficial owner of the JARA Family Trust Shares upon termination of the Rincón Family Trust.

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José A. Rincón Arredondo contributed 3,182,492 shares of Series A Common Stock, representing 3.5% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “JARA Banamex Trust Shares”). José A. Rincón Arredondo has the sole power to direct the vote of the JARA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. José A. Rincón Arredondo will not have the power to dispose of the JARA Banamex Trust Shares until such time as the Banamex Trust is terminated. José A. Rincón Arredondo will become the sole beneficial owner of the JARA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

José A. Rincón Arredondo owns 20.0% of the equity interests of ACM. Although no individual member of the Rincón Family has the power to vote the shares of Series A Common Stock owned by ACM, José A. Rincón Arredondo, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), José A. Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, José A. Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. José A. Rincón Arredondo disclaims beneficial ownership of the shares of Series A Common Stock held by each of the other Reporting Persons, other than ACM and the Banamex Trust. José A. Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the JARA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the JARA Banamex Trust Shares, and (iii) the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Jesús Rincón Arredondo:

Jesús Rincón Arredondo contributed 11,048,791 shares of Series A Common Stock, representing 12.0% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “JERA Family Trust Shares”). Jesús Rincón Arredondo shares the power to direct the vote of the JERA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Jesús Rincón Arredondo shares the power to direct the disposition of the JERA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Jesús Rincón Arredondo will become the sole beneficial owner of the JERA Family Trust Shares upon termination of the Rincón Family Trust.

Jesús Rincón Arredondo contributed 3,182,081 shares of Series A Common Stock, representing 3.5% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “JERA Banamex Trust Shares”). Jesús Rincón Arredondo has the sole power to direct the vote of the JERA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. Jesús Rincón Arredondo will not have the power to dispose of the JERA Banamex Trust Shares until such time as the Banamex Trust is terminated. Jesús Rincón Arredondo will become the sole beneficial owner of the JERA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

Jesús Rincón Arredondo owns 20.0% of the equity interests of ACM. Although no individual member of the Rincón Family has the power to vote the shares of Series A Common Stock owned by ACM, Jesús Rincón Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A

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Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), Jesús Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Jesús Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Jesús Rincón Arredondo disclaims beneficial ownership of the shares of Series A Common Stock held by each of the other Reporting Persons, other than ACM and the Banamex Trust. Jesús Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the JERA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the JERA Banamex Trust Shares, and (iii) the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Wilfrido Rincón Arredondo:

Wilfrido Rincón Arredondo contributed 4,971,956 shares of Series A Common Stock, representing 5.4% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “WRA Family Trust Shares”). Wilfrido Rincón Arredondo shares the power to direct the vote of the WRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Wilfrido Rincón Arredondo shares the power to direct the disposition of the WRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Wilfrido Rincón Arredondo will become the sole beneficial owner of the WRA Family Trust Shares upon termination of the Rincón Family Trust.

Wilfrido Rincón Arredondo contributed 1,432,036 shares of Series A Common Stock, representing 1.6% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “WRA Banamex Trust Shares”). Wilfrido Rincón Arredondo has the sole power to direct the vote of the WRA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. Wilfrido Rincón Arredondo will not have the power to dispose of the WRA Banamex Trust Shares until such time as the Banamex Trust is terminated. Wilfrido Rincón Arredondo will become the sole beneficial owner of the WRA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

Wilfrido Rincón Arredondo owns 9.0% of the equity interests of ACM. Although no individual member of the Rincón Family has the power to vote the shares of Series A Common Stock owned by ACM, Wilfrido Rincón Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), Wilfrido Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Wilfrido Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Wilfrido Rincón Arredondo disclaims beneficial ownership of the shares of Series A Common Stock held by each of the other Reporting Persons, other than ACM and the Banamex Trust. Wilfrido Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the WRA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the WRA Banamex Trust Shares, and (iii)

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the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Ignacio Rincón Arredondo:

Ignacio Rincón Arredondo contributed 4,971,956 shares of Series A Common Stock, representing 5.4% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “IRA Family Trust Shares”). Ignacio Rincón Arredondo shares the power to direct the vote of the IRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Ignacio Rincón Arredondo shares the power to direct the disposition of the IRA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Ignacio Rincón Arredondo will become the sole beneficial owner of the IRA Family Trust Shares upon termination of the Rincón Family Trust.

Ignacio Rincón Arredondo contributed 1,432,036 shares of Series A Common Stock, representing 1.6% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “IRA Banamex Trust Shares”). Ignacio Rincón Arredondo has the sole power to direct the vote of the IRA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. Ignacio Rincón Arredondo will not have the power to dispose of the IRA Banamex Trust Shares until such time as the Banamex Trust is terminated. Ignacio Rincón Arredondo will become the sole beneficial owner of the IRA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

Ignacio Rincón Arredondo owns 9.0% of the equity interests of ACM. Although no individual member of the Rincón Family has the power to vote the shares of Series A Common Stock owned by ACM, Ignacio Rincón Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), Ignacio Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Ignacio Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Ignacio Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the IRA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the IRA Banamex Trust Shares, and (iii) the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Martín Rincón Arredondo:

Martín Rincón Arredondo contributed 3,867,077 shares of Series A Common Stock, representing 4.2% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “MARA Family Trust Shares”). Martín Rincón Arredondo shares the power to direct the vote of the MARA Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Martín Rincón Arredondo shares the power to direct the disposition of the MARA Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Martín Rincón Arredondo will become the sole beneficial owner of the MARA Family Trust Shares upon termination of the Rincón Family Trust.

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Martín Rincón Arredondo contributed 1,113,853 shares of Series A Common Stock, representing 1.2% of the issued and outstanding Series A Common Stock, to the Banamex Trust (the “MARA Banamex Trust Shares”). Martín Rincón Arredondo has the sole power to direct the vote of the MARA Banamex Trust Shares, unless an Event of Default has occurred and is continuing. Martín Rincón Arredondo will not have the power to dispose of the MARA Banamex Trust Shares until such time as the Banamex Trust is terminated. Martín Rincón Arredondo will become the sole beneficial owner of the MARA Banamex Trust Shares not disposed of by the Banamex Trust upon termination of the Banamex Trust.

Martín Rincón Arredondo owns 7.0% of the equity interests of ACM. ACM owns 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock. Martín Rincón Arredondo has no power to vote or dispose of the shares of Series A Common Stock owned by ACM.

Pursuant to Rule 13d-5(b)(1), Martín Rincón Arredondo is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Martín Rincón Arredondo is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Martín Rincón Arredondo disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the MARA Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, other than the MARA Banamex Trust Shares, and (iii) the shares of Series A Common Stock held by ACM, other than to the extent of his ownership of ACM.

Mayela Rincón Arredondo de Velasco:

Mayela Rincón Arredondo de Velasco contributed 1,106,411 shares of Series A Common Stock, representing 1.2% of the issued and outstanding Series A Common Stock, to the Rincón Family Trust (the “MRAV Family Trust Shares”). Mayela Rincón Arredondo de Velasco shares the power to direct the vote of the MRAV Family Trust Shares with the other beneficiaries of the Rincón Family Trust. Mayela Rincón Arredondo de Velasco shares the power to direct the disposition of the MRAV Family Trust Shares with the other beneficiaries of the Rincón Family Trust, subject to the terms and conditions of the Family Trust Agreement. Mayela Rincón Arredondo de Velasco will become the sole beneficial owner of the MRAV Family Trust Shares upon termination of the Rincón Family Trust.

Mayela Rincón Arredondo de Velasco does not own, directly or indirectly, any equity interests in ACM. However, Mayela Rincón Arredondo de Velasco, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock, representing 16.4% of the issued and outstanding Series A Common Stock, owned by ACM.

Pursuant to Rule 13d-5(b)(1), Mayela Rincón Arredondo de Velasco is deemed to beneficially own all shares of Series A Common Stock owned by each of the other Reporting Persons. As a result, Mayela Rincón Arredondo de Velasco is deemed to beneficially own 87,329,878 shares of Series A Common Stock, representing 95.1% of the issued and outstanding Series A Common Stock. Mayela Rincón Arredondo de Velasco disclaims beneficial ownership of (i) the shares of the Series A Common Stock held by the Rincón Family Trust, other than the MRAV Family Trust Shares, (ii) the shares of the Series A Common Stock held by the Banamex Trust, and (iii) the shares of Series A Common Stock held by ACM.

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CPO Trust:

Pursuant to the terms of the CPO Trust Agreement, the shares of Series A Common Stock held in the CPO Trust must be voted in the same manner as the majority of the shares of Series A Common Stock that are not held in the CPO Trust that vote at any shareholders’ meeting. Currently, the Rincón Family Trust owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. Each of the Reporting Persons disclaims beneficial ownership of the shares of Series A Common Stock held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

(c)	Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in shares of Series A Common Stock during the past sixty days.

(d)	Under the Pledge Agreement, Banamex has the right to receive the proceeds from the sale of the Banamex Trust Shares.

(e)	Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Pledge Agreement described under Item 3 above, (1) ACM may exercise the voting rights of the shares of Class A Common Stock owned by ACM so long as no Event of Default has occurred, and (2) the Banamex Trust may exercise the voting rights of the Banamex Trust Shares so long as no Event of Default has occurred. Under the Banamex Trust Agreement, each Banamex Trust Settlor has the right to direct the vote the Banamex Trust Shares he contributed to the Banamex Trust. If an Event of Default has occurred and is continuing, Banamex may exercise the voting rights of the shares of Class A Common Stock owned by ACM and the Banamex Trust Shares.

Pursuant to the terms of the Trust Agreement (the “CPO Trust Agreement”), dated November 24, 1989, between Nacional Financiera S.N.C. (“NAFIN”), as the grantor and as the trustee (the “CPO Trustee”), certain shares of Series A Common Stock are held in trust (the “CPO Trust”), by NAFIN, as the CPO Trustee, for the benefit of the holders of certain Ordinary Participation Certificates (“CPOs”) issued by the CPO Trustee.

The CPO trust is a vehicle established under the auspices of the Foreign Investment Commission and other governmental entities of the Mexican government as a mechanism to permit an investment by non-Mexican investors in CPOs, which represent an interest in shares that may not be purchased directly by such investors. The CPOs, which are negotiable instruments under Mexican law, are issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreement. Each CPO represents an interest in one share of Series A Common Stock held in the CPO Trust.

Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Common Stock held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust Agreement to vote such Series A Common Stock in the same manner as the majority of the shares of Series A Common Stock that are not held in the CPO Trust that are voted at any shareholders’ meeting. Currently, the Rincón Family Trust owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust.

The CPO Trust and the CPOs issued under the CPO Trust Agreement will expire on November 24, 2019. As of March 31, 2005, the most recent date for which such information is available, 3,930,078 shares of Series A Common Stock, representing 4.3% of the Series A Common Stock, were held in the CPO Trust.

CUSIP No. 21986M105	Page 24 of 27 Pages

Other than as disclosed herein and in Item 3 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the Series A Common Stock.

CUSIP No. 21986M105	Page 25 of 27 Pages

7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated July 13, 2005.

99.2	Convenience translation of Restructuring Agreement, dated February 23, 2005, between Administradora y Corporativa Mercantil, S.A. de C.V. and Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex (incorporated by reference to Exhibit 99.2 filed as an exhibit to Amendment No. 2 to Schedule 13D filed with the United States Securities and Exchange Commission by certain of the Reporting Persons on April 27, 2005).

99.3	Convenience translation of Irrevocable Trust Administration and Custody Agreement, dated February 24, 2005, between Miguel Rincón Arredondo, José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo and Martín Rincón Arredondo, as Settlors and Beneficiaries, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as Trustee (incorporated by reference to Exhibit 99.3 filed as an exhibit to Amendment No. 2 to Schedule 13D filed with the United States Securities and Exchange Commission by certain of the Reporting Persons on April 27, 2005).

99.4	Convenience translation of Pledge Agreement, dated February 24, 2005, between Administradora y Corporativa Mercantil, S.A. de C.V.; Banco Invex, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario; Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex; Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex; and Interacciones Casa de Bolsa, S.A. de C.V., Grupo Financiero Interacciones (incorporated by reference to Exhibit 99.4 filed as an exhibit to Amendment No. 2 to Schedule 13D filed with the United States Securities and Exchange Commission by certain of the Reporting Persons on April 27, 2005).

99.5	Convenience translation of Irrevocable Trust Administration Agreement, dated June 22, 2005, between Miguel Rincón Arredondo, José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo and Mayela Rincón Arredondo de Velasco, as Settlors and Beneficiaries, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as Trustee.

99.6	Trust Agreement, dated November 24, 1989, between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera S.N.C., Trust Department, as the CPO Trustee, accompanied by a translation in the English language (incorporated by reference to Exhibit 4.4 filed as an exhibit to the registration statement on Form F-1 filed with the United States Securities and Exchange Commission by Grupo Industrial Durango, S.A. de C.V. on June 10, 1994).

CUSIP No. 21986M105	Page 26 of 27 Pages

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2005

Banco Invex, S.A., Institucion De Banca Multiple, Invex Grupo Financiero, Fiduciario, as Trustee of Trust No. 458
By:	/s/ Hector Avila Flores
	Name:	Hector Avila Flores
	Title:	Trust Delegate

Banco Invex, S.A., Institucion De Banca Multiple, Invex Grupo Financiero, Fiduciario, as Trustee of Trust No. 456
By:	/s/ Ricardo Calderon Arroyo
	Name:	Ricardo Calderon Arroyo
	Title:	Trust Delegate

Administradora Corporativa y Mercantil, S.A. de C.V.
By:	/s/ Mayela Rincón Arredondo de Velasco
	Name:	Mayela Rincón Arredondo de Velasco
	Title:	Director

/s/ Miguel Rincón Arredondo
Miguel Rincón Arredondo

/s/ José A. Rincón Arredondo
José A. Rincón Arredondo

/s/ Jesús Rincón Arredondo
Jesús Rincón Arredondo

/s/ Wilfrido Rincón Arredondo
Wilfrido Rincón Arredondo

/s/ Ignacio Rincón Arredondo
Ignacio Rincón Arredondo

CUSIP No. 21986M105	Page 27 of 27 Pages

/s/ Martín Rincón Arredondo
Martín Rincón Arredondo

/s/ Mayela Rincón Arredondo de Velasco
Mayela Rincón Arredondo de Velasco